1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickStockton.com

September 21, 2011	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, NE
Washington, DC 20549

Re:	Registration Statement on Form N-1A filed July 25, 2011 for BPV Family of Funds (File Nos. 333-175770 and 811-22588)

Ladies and Gentlemen:

On behalf of our client, BPV Family of Funds (the “Trust”), below please find the Trust’s responses to the comments of the staff reflected in the letter from Ms. Deborah O’Neal-Johnson, Senior Counsel, Division of Investment Management, dated August 24, 2011. The Trust’s responses are provided in a similar format and in the same order as your comment letter. Where applicable, we have included a redline version of revised text.

Prospectus

Comment 1:  Footnote number 1 to the fee table should be separated into two footnotes so that there is a separate footnote for each of the disclosures regarding “Other Expenses” and “Fee Waiver and/or Expense Reimbursement.”

Our Response:  The fee tables that appear on pages 1 and 5 of the prospectus now have two footnotes, which appear as follows (the text below is from the Core Diversification Fund):

 Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	None
Other Expenses1	XXX
Acquired Fund Fees and Expenses	XXX
~~Other Expenses1~~
Total Annual Fund Operating Expenses	XXX
Fee Waiver and/or Expense Reimbursement ~~1~~2	XXX
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement ~~1~~2	XXX

1 Because the Core Diversification Fund is new, “Other Expenses” are based on estimated amounts for the current fiscal year.
2 BPV Wealth Management, LLC (the “Adviser”) has entered into a contractual agreement with the Core Diversification Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Core Diversification Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, Acquired Fund Fees and Expenses, and extraordinary expenses) to not more than ~~0.99~~1.00%. Subject to approval by the Core Diversification Fund’s Board, any waiver under the Expense Limitation Agreement is subject to repayment by the Core Diversification Fund within the three fiscal years following the year in which such waiver occurred, if the Core Diversification Fund is able to make the payment without exceeding the ~~0.99~~1.00% expense limitation. The current contractual agreement cannot be terminated prior to November 1, 2012 without the Board of Trustees’ approval.

Comment 2:  Please note that the disclosures of the Fee Waiver and/or Expense Reimbursement and its related footnote are permitted only if the funds anticipate that the waivers will be necessary to reduce operating expenses.

Our Response:  The Trust anticipates that the waivers will be necessary in the first year to reduce operating expenses.

Comment 3:  Per instruction 3(f)(i) of Item 3 on Form N-1A, please change the order of the operating expense line items so that “Acquired Fund Fees and Expenses” appears directly above the subcaption titled “Total Annual Fund Operating Expenses.”

Our Response:  The fee tables that appear on pages 1 and 5 of the prospectus have both been revised so that  “Acquired Fund Fees and Expenses” appears directly above the subcaption titled “Total Annual Fund Operating Expenses.” See the revised text included at the response to Comment 1.

Example

Comment 4:  Confirm to the staff that the “Fee Waiver and/or Expense Reimbursement” disclosed in the fee table will be applied only in the first year for the “3 Years” column in the cost example table.

Our Response:  The “Fee Waiver and/or Expense Reimbursement” disclosed in each fee table will be applied only in the first year for the “3 Years” column in the cost example table.

Principal Investment Strategy of the Core Diversification Fund

Comment 5:  On page 4, you state that, “The Fund may invest in fixed income securities . . . .” Please disclose the fund’s maturity strategy, if any, regarding its investment in fixed income securities. Please also disclose that “high yield issues” are also known as junk bonds.

Our Response:  Disclosure has been added to page 2 of the prospectus, which now reads as follows:

Fixed Income
The Fund may invest in fixed income securities of any maturity that provide exposure to sovereign or corporate debt, including domestic and international, mature and emerging, and investment grade and high yield (also known as “junk bond”) issues. These securities may include ETFs, other ETPs (e.g., exchange-traded notes (ETNs)) or mutual funds, domestic or foreign government securities, or domestic or foreign corporate securities.

Comment 6:  The “Core Category” of investments for the fund includes investments in derivatives. The Division of Investment Management has recently made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly (e.g., provide a list of derivatives in which the fund may invest).

Our Response:  The Trust has reviewed the observations from Mr. Miller and, after further considering its investment strategies, has determined to remove references to derivatives in the prospectus for both the Core Diversification Fund and the Wealth Preservation Fund (collectively, the “Funds”). The description of the Commodities and Other Alternatives Core Category has been revised as follows:

Commodities and Other Alternatives
The Fund may invest in securities that provide exposure to commodities and other alternative assets.  Types of investments purchased in this Core Category may also include direct investments in ~~commodities, currencies, derivatives, or~~ real estate investment trusts (REITs) ~~or ETPs (e.g.~~, master limited partnerships~~)~~ (MLPs) or other ETPs or mutual funds that invest in or otherwise track the performance of such investments.

Comment 7:  Please define MLP and ETN. In addition, each summary prospectus should define such terms.

Our Response:  MLP and ETN have been defined on page 2 of the prospectus. See also the revised text included in the response to Comments 5 and 6.

Principal Risks of Investing in the Core Diversification Fund

Comment 8:  Add risk disclosure regarding (i) investments in the equity securities of small and mid-cap issuers, (ii) interest rate fluctuations, (iii) investments in the securities of issuers located in emerging markets; and (iv) leverage.

Our Response:  Risk disclosure has been added regarding (i) investments in the equity securities of small and mid-cap issuers, (ii) interest rate fluctuations, and (iii) investments in the securities of issuers located in emerging markets for both Funds on pages 3, 6-7 and 12. Because the Trust no longer anticipates using derivatives other than options, and does not use leverage in either Fund’s investment strategy, the Trust has not added risk disclosure regarding leverage.

The additional risk disclosure is as follows:

•
Interest rate risk – Increases in interest rates typically lower the present value of a company’s future earnings stream. Accordingly, stock and bond prices will generally decline when investors anticipate or experience rising interest rates.

•
Foreign and Emerging Market Risk.  The Fund may invest in foreign companies, either directly or through ETPs, that will cause the Fund to be exposed to risks associated with investments in foreign markets, which may include reduced liquidity, greater volatility, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards. In addition, emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be more volatile than established foreign markets.

•
Small and Mid-Cap Company Risk. Stocks of small and mid-cap companies may have more risks than larger companies. In general, small and mid-cap companies have less experienced management teams, serve smaller markets, and find it more difficult than larger companies to obtain financing for growth or potential development. There is typically a smaller market for the securities of small and mid-cap companies than for securities of a larger company, which may make these securities more susceptible to market downturns and increase these securities’ volatility.

Management

Comment 9:  Please disclose the portfolio manager’s length of service. See, Item 5(b) of Form N-IA.

Our Response:  Pages 4 and 8 of the prospectus have been revised to indicate that Mr. Hashbarger has served as each Fund’s portfolio manager since the respective Fund’s inception:

Management.  BPV Wealth Management, LLC serves as the Core Diversification Fund’s investment adviser and Quintium Advisors, LLC serves as the Fund’s investment sub-adviser. George Hashbarger, Jr., the President of the Sub-Adviser, ~~is~~has been the portfolio manager of the Fund since its inception (the “Portfolio Manager”).

Tax Information

Comment 10:  On page 6 of the prospectus, you state the following: “[D]istributions will generally be taxed to you as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401 (k) plan or an individual retirement account.” Please add disclosure that fund shares may be taxable upon withdrawal from such accounts.

Our Response:  The Tax Information section appearing on page 4 and 8 of the prospectus has been revised as follows:

Tax Information.  The Core Diversification Fund’s distributions will generally be taxed to you as ordinary income or capital gains~~, unless~~.  If you are investing through a tax -deferred arrangement, such as a 401(k) plan or an individual retirement account, you may incur taxes upon withdrawal from these tax-deferred accounts.

Principal Investment Strategy of the Wealth Preservation Fund

Comment 11: The disclosure states that a substantial portion of the fund’s long position will be hedged using options and “other derivative securities.” Please see comment number 6 above regarding derivatives disclosure.

Our Response:  See the Trust’s response at Comment 6.

Comment 12:  In the subsection captioned “Equity Securities,” the disclosure provides that the fund will generally invest in ETPs. Please provide the percentage that the fund anticipates will be invested in ETPs and a description of any other types of equities in which it will be invested. Additionally, identify the market capitalization constraints, if any, on the fund’s investments in equity securities.

Our Response:  The Trust has revised its disclosure on page 6 of the prospectus, which now reads as follows:

Equity Securities. In establishing equity positions, the Fund ~~generally invests in~~ may invest up to 100% of its assets in exchange-traded products (ETPs) that track or otherwise replicate the returns of broad-based U.S. and international securities indices. The Fund may also invest in sector ETFs, other ETPs or mutual funds that are diversified or that track broad-based equity indices or sectors, or common stocks ~~or other equity securities~~ issued by individual U.S. or foreign companies~~.~~ of any market capitalization.

Comment 13:  In regard to the fund’s investment in fixed income securities, add disclosure regarding the maturity strategy and ratings qualifications, if any, regarding these investments.

Our Response:  The Trust has revised its disclosure on page 6 of the prospectus, which now reads as follows:

Fixed Income Securities.  In establishing fixed income positions, the Wealth Preservation Fund generally invests in ETPs that track or otherwise replicate the returns of broad-based investment grade U.S. and international corporate or sovereign debt indices. The Wealth Preservation Fund may also invest in other ETPs or mutual funds that are diversified or that track broad-based debt indices, or investment grade corporate debt securities of any maturity issued by individual U.S. or foreign companies or sovereign debt securities issued by the U.S. government or foreign countries. “Investment grade” securities are rated at least Baa by Moody’s Investors Service, Inc. or BBB by Standard & Poor’s Ratings Services, or, if not rated, of equivalent quality in the Sub-Adviser’s opinion.

Comment 14:  Please give an indication of the anticipated debt to equity ratio regarding the fund’s investment portfolio.

Our Response:  The Trust has revised its disclosure on page 10 of the prospectus, which now reads as follows:

The Wealth Preservation Fund focuses on investing in a portfolio that may include both equity and fixed income securities that generate dividend or interest income (the “Long Positions”), while at the same time hedging a substantial portion of the Fund’s Long Positions using options ~~or other derivative securities~~. The Fund’s ratio of debt to equity investments will vary and the Fund may be invested up to 100% in either at any given time.

Comment 15:  The staff notes that, “The Fund may both purchase and sell (write) call and put options.” Please confirm to the staff whether call options that the fund intends to sell will be covered. Additionally, confirm that the fund will cover its written put options in compliance with interpretations of the Commission and the staff to avoid the put option being treated as a “senior security” under Section 18 of the 1940 Act.

Our Response:  The Trust has included disclosure on page 6-7 of the SAI, which indicates that, while a Fund may write call or put options that are not covered, such options will nonetheless be “covered” so that they will not be deemed to be “senior securities” under Section 18 of the 1940 Act. The relevant portion of the disclosure is as follows:

           While, as mentioned above, a Fund may write naked call or put options, such options will nonetheless be deemed to be “covered” as such term is used in the context of Section 18 of the 1940 Act. In the case of a call option on a security, a call option is covered for these purposes if the Fund segregates assets determined to be liquid by the Sub-Adviser in accordance with procedures approved by the Board of Trustees (the “Board”) in an amount equal to the contract value of the position (minus any collateral deposited with a broker-dealer), on a mark-to-market basis. The option is also covered if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, cash or other assets determined to be liquid by the Sub-Adviser in accordance with procedures approved by the Board of Trustees in such amount are segregated) upon conversion or exchange of other securities held by the Fund. For a call option on an index, the option is covered if the Fund segregates assets determined to be liquid by the Sub-Adviser. A call option is also covered if the Fund holds a call on the same index or security as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the difference is segregated by the Fund in assets determined to be liquid by the Sub-Adviser. A put option on a security or an index is “covered” if the Fund segregates assets determined to be liquid by the Sub-Adviser in accordance with procedures approved by the Board of Trustees equal to the exercise price. A put option is also covered if the Fund holds a put on the same security or index as the put written where the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the difference is segregated by the Fund in assets determined to be liquid by the Sub-Adviser.

Principal Risks of Investing in the Wealth Preservation Fund

Comment 16:  Add risk disclosure regarding (i) investments in the equity securities of small and mid-cap issuers, (ii) interest rate fluctuations, and (iii) leverage.

Our Response:  See the Trust’s response at Comment 8.

Comment 17:  The disclosure regarding the principal risks of the fund includes a description of high yield fixed income securities risk. The principal strategies section does not include such securities. If applicable, please include high yield fixed income securities to the principal investment strategy section for the fund.

Our Response:  The Trust does not anticipate that the Wealth Preservation Fund will invest in high yield fixed income securities; accordingly, it has removed risk disclosure for high yield fixed income securities for the Wealth Preservation Fund.

Comment 18:  On page 8, the registration statement provides a discussion of the risks related to options and other derivatives. Please see the comment provided at number 6 above.

Our Response:  See the Trust’s response at Comment 6.

Principal Risks of Investing in a Fund

Comment 19:  The disclosure provided on page 15 discusses foreign exposure risk. Add disclosure regarding investments in the securities of issuers located in emerging markets.

Our Response:  See the Trust’s response at Comment 8.

Disclosure of Portfolio Holdings

Comment 20:  In the above mentioned section, you state, “A description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities is available in the Fund’s SAI, which is available from the Funds or on the SEC’s web site, www.sec.gov.” If such policies and procedures are available on the fund’s website, then Item 9(d)(ii) of Form N-1A requires citation to the fund’s website. Please remove the citation to the home page of the Commission’s website, which is not required in response to Item 9(d)(ii), or provide a more specific citation.

Our Response:  The Trust has revised this disclosure on page 15 of the prospectus, which now reads as follows:

Disclosure of Portfolio Holdings.

A description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities is available in ~~the Fund’s SAI, which is available from~~ the Funds ~~or on the SEC’s web site, www.sec.gov~~’ SAI.

Management - Investment Adviser

Comment 21:  The penultimate and last sentences in this section state, “The Adviser has entered into an Expense Limitation Agreement with each Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits ‘Total Annual Fund Operating Expenses’ as indicated in the fee tables above. It is expected that the contractual agreement will continue from year-to-year provided such continuance is approved by the Trustees.” Please clarify that the adviser is under no obligation to continue the waiver after November 1, 2012.

Our Response:  The Trust has revised this disclosure on page 15 of the prospectus, which now reads as follows:

“The Adviser has entered into an Expense Limitation Agreement with each Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits ‘Total Annual Fund Operating Expenses’ as indicated in the fee tables above. While the Adviser has no obligation to continue the waiver past the current term, it is expected that the contractual agreement will continue from year-to-year provided such continuance is approved by the Adviser and the Trustees.”

Other Matters

Comment 22:  The last sentence in this section provides the following cross-reference, “See also ‘Additional Information About Purchases and Redemptions — Disruptive Trading and Market Timing.’” Consider adding the appropriate page number to the cross-reference.

Our Response:  The requested cross-reference has been added as follows:

See also “Additional Information About Purchases and Redemptions – Disruptive Trading and Market Timing” on page 21 below.

Privacy Notice

Comment 23:  Please either delete the privacy notice from the prospectus or delete the bracketed disclosure at the end of the section that states, “This Page is Not Part of the Prospectus.”

Our Response:  The Trust has removed the privacy notice.

Statement of Additional Information

Investments in Companies with Business Related to Commodities

Comment 24:  The first sentence of this section provides the following: “As described in the Prospectus, the Funds may from time to time invest in securities of companies whose business is related to commodities, or in registered investment companies or other companies that invest directly or indirectly in commodities.” On page 4 of the prospectus the disclosure states, “Types of investments purchased in this Core Category may include direct investments in commodities . . . .” Please revise the disclosure in the statement of additional information to reflect the fund’s direct investment in commodities as described in the prospectus. Also, the risks associated with direct investments in commodities (e.g., storage) should be disclosed in the prospectus, including the summary section.

Our Response:  The Trust does not anticipate investing directly in commodities; accordingly, in both the prospectus and the SAI, the Trust has removed all references to direct investments in commodities. Additionally, see the Trust’s response at Comment 6.

Wholly-Owned Subsidiary

Comment 25:  On page 15, this section provides that, “Each Fund may create, and invest up to 25% of its total assets in, a wholly-owned and controlled offshore subsidiary . . . .” Unless the fund has no intention to utilize the wholly-owned subsidiary structure in the first year, provide additional disclosure regarding the wholly-owned subsidiary.

Our Response:  The Trust does not intend to utilize the wholly-owned subsidiary structure in the Trust’s first year; accordingly, the Trust has removed disclosure regarding the wholly-owned subsidiary.

Investment Restrictions – Fundamental Restrictions

Comment 26:  The first sentence states, “The Fund has adopted the following ‘fundamental restrictions,’ which cannot be changed without approval by holders of a majority of the outstanding voting shares of the respective Fund.” Please replace the words “The Fund has” with “The Funds have.”

Our Response:  The SAI has been revised with “The Funds have...”.

Comment 27:  According to fundamental restriction number (7), the funds are not permitted to “Purchase or sell commodities . .” However, page 4 of the prospectus states, “Types of investments purchased in this Core Category may include direct investments in commodities . . .” The language in the fundamental restriction appears to be inconsistent with the disclosure in the prospectus.

Our Response:  See the Trust’s response at Comment 24.

Comment 28:  On page 16 of the SAI, fundamental restriction number (8) regarding concentration restricts each fund’s holdings of a single industry or group of industries to “a maximum of 25%.” The disclosure includes the term “Code,” which has not been defined within the document. In addition, please explain to the staff the meaning of “cash items,” including whether such items may cause industry risk.

Our Response:  The Trust has revised its disclosure regarding fundamental restriction number 8, which is set forth on page 15 of the SAI and now reads as follows:

(8)
With respect to 75% of its total assets, a Fund may not: (i) purchase 10% or more of the outstanding voting securities of any one issuer; or (ii) purchase securities of any issuer if, as a result, 5% or more of the Fund’s total assets would be invested in that issuer’s securities.  This limitation does not apply to obligations of the United States Government, its agencies, or instrumentalities.  Additionally, each Fund will limit the aggregate value of holdings of a single industry or group of industries (except U.S. Government securities and cash items, as ~~defined~~such terms are used in Section 3 of the ~~Code~~1940 Act) to a maximum of 25% of the Fund’s total assets.

Trustees and Officers

Comment 29:  The table on page 20 provides a column for “Other Directorships” held by the trustees and officers of the funds. Confirm to the staff that such information will be provided in accordance with Item 17(b)(3)(ii) of Form N-lA.

Our Response:  The Trust has provided the requested information in the table, which appears on page 20 of the SAI, and reads as follows:

Name, Address and Age	Position(s) Held with Trust	Length of Service	Principal Occupation(s) During Past 5 Years	Number of Funds Overseen	Other Directorships
Independent Trustees
Ann O’Connell 9202 South Northshore Dr., Suite 300 Knoxville, TN 37922 Age: 58	Trustee	Since Inception	Actuary and Principal, Global Human Resources Services Leadership Team, PriceWaterhouseCoopers LLP (2002-2011)	Two	None
Joseph M. O’Donnell 9202 South Northshore Dr., Suite 300 Knoxville, TN 37922 Age: 65	Trustee	Since Inception
President and CEO, Inmar Inc., a logistics and supply chain software and services company (2008-2009); Chairman and CEO, Artesyn Technologies, Inc., a designer and manufacturer of electronic subsystems (1994-2006).
				Two	Comverge, Inc.; Comverse, Inc.; ModusLink Global Solutions
Jan R. Williams 9202 South Northshore Dr., Suite 300 Knoxville, TN 37922 Age: 70	Trustee	Since Inception	Dean, College of Business Administration, University of Tennessee (2001-present).	Two	None
Interested Trustee*
Reed Keller 9202 South Northshore Dr., Suite 300 Knoxville, TN 37922 Age: 63	Trustee, President and Secretary	Since Inception	Managing Director for the Adviser (2011 – present), Operating Executive for portfolio companies of private equity firm Welsh, Carson Anderson & Stowe (2002-2010).	Two	None
Officers
Melanie Zimdars 1290 Broadway, Suite 1100 Denver, CO 80203 Age: 34	Chief Compliance Officer	Since Inception
Deputy Chief Compliance Officer with ALPS (Since 2009). Previously, Ms. Zimdars served as Principal Financial Officer, Treasurer and Secretary for the Wasatch Funds from February 2007 to December 2008. From November 2006 to February 2007, she served as Assistant Treasurer for the Wasatch Funds and served as a Senior Compliance Officer for Wasatch Advisors, Inc. beginning in 2005.
				N/A	N/A
Kim Storms 1290 Broadway, Suite 1100 Denver, CO 80203 Age: 38	Treasurer	Since Inception	Director of Fund Administration and Senior Vice President of ALPS. Ms. Storms joined ALPS in 1998 as Assistant Controller.	N/A	N/A

Comment 30:  Provide the names of all of the Trustees.

Our Response:  See the Trust’s response at Comment 29.

General

Comment 31:  If the funds intend to use a Summary Prospectus under Rule 498 of the Securities Act of 1933, please provide us your proposed legend required by Rule 498(b)(1)(v) in advance of use.

Our Response:  The Trust does not currently plan to use a Summary Prospectus.

Comment 32:  We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Our Response:  The Trust has now completed the filing, and anticipates filing the pre-effective amendment #1 to the Trust’s registration statement on Form N-1A shortly after the transmittal of this letter.

Comment 33:  Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Our Response:  The Trust has not previously and does not expect to submit an exemptive application or no-action request in connection with its registration statement.

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Please contact Jeffrey T. Skinner at (336) 607-7512 with any questions or comments regarding this filing.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner